UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Key Technology, Inc.

(Name of Subject Company (Issuer))

Cascade Merger Sub, Inc.

(Offeror)

Duravant LLC

(Parent of Offeror)

WARBURG PINCUS PRIVATE EQUITY XII, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-B, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-D, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-E, L.P.

WP XII PARTNERS, L.P.

WARBURG PINCUS XII PARTNERS, L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common stock, no par value

(Title of Class of Securities)

493143101

(CUSIP Number of Class of Securities)

Craig Reuther

Duravant LLC

3500 Lacey Road, Suite 290, Downers Grove, IL 60515

Tel: (630) 635-3913

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James Langston

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$172,933,132.50	$21,530.18

*	The calculation of the transaction value is determined by multiplying the offer price of $26.75 per share by 6,464,790 shares of common stock, no par value, of Key Technology, Inc. issued and outstanding (including 321,154 shares subject to service-based or performance-based vesting conditions). The calculation of the filing fee is based on information provided by Key Technology, Inc. as of February 7, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $21,530.18	Filing Party: Cascade Merger Sub, Inc. and Duravant LLC
Form or Registration No: Schedule TO	Date Filed: February 8, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Cascade Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (“Duravant”), with the Securities and Exchange Commission on February 8, 2018 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, no par value (“Shares”), of Key Technology, Inc., an Oregon corporation (“Key Technology”), at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The subsection of Section 16 of the Offer to Purchase titled “Litigation” is hereby amended and supplemented by adding the following paragraphs immediately below the last paragraph under such subsection:

“On March 12, 2018, Key Technology disclosed certain additional information (which we refer to as the “Supplemental Disclosures”) in an amendment to the Schedule 14D-9 in response to the complaint in the Franchi action and solely for the purpose of mooting the allegations contained therein. Duravant and Purchaser deny the allegations of the Franchi complaint, and deny any violations of law. Duravant and Purchaser believe that the Schedule 14D-9 disclosed all material information, and deny that the Supplemental Disclosures are material or are otherwise required to be disclosed. Key Technology is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation. Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the Supplemental Disclosures.

The Defendants have reached agreement with the plaintiff in the Franchi action to dismiss with prejudice the claims asserted by such plaintiff and dismiss without prejudice the claims purportedly asserted on behalf of a putative class of shareholders.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CASCADE MERGER SUB, INC.

By: /s/ Craig Reuther

Name: Craig Reuther
Title: Vice President and Chief Financial Officer

DURAVANT LLC

By: /s/ Craig Reuther

Name: Craig Reuther
Title: Chief Financial Officer

WARBURG PINCUS PRIVATE EQUITY XII, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY XII-B, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY XII-D, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY XII-E, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WP XII PARTNERS, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS XII PARTNERS, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

Dated: March 12, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 8, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on February 8, 2018.*

(a)(1)(G)	Press Release, dated January 25, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(H)	Letter from Duravant President & CEO to Duravant Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(I)	Letter from Duravant President & CEO to Key Technology Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(J)	Overview of Duravant Presentation to Key Technology Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(K)	Tweet from January 25, 2018 by Duravant (@Duravant) (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(L)	LinkedIn posting from January 25, 2018 by Duravant (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(M)	Facebook posting from January 25, 2018 by Duravant (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(N)	Press Release, dated February 8, 2018.*

(a)(1)(O)	Press Release, dated March 9, 2018.*

(b)(1)	Amended and Restated Debt Commitment Letter, dated February 5, 2018, by and among Jefferies Finance LLC, Citigroup Global Markets, Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, Antares Capital LP, Société Générale, SG Americas, LLC and Engineered Machinery Holdings, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of January 25, 2018 by and among Duravant LLC, Cascade Merger Sub, Inc. and Key Technology, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Key Technology, Inc. on January 31, 2018).*

(d)(2)	Confidentiality Agreement, dated October 9, 2017 by and between Duravant LLC and Robert W. Baird & Co. Incorporated, acting as Key Technology, Inc.’s financial advisor.*

(d)(3)	Exclusivity Agreement, delivered January 24, 2018 by and between Duravant LLC and Key Technology, Inc.*

(d)(4)	Tender and Support Agreement, dated January 25, 2018, by and among Duravant LLC, Cascade Merger Sub, Inc., Robert M. Averick, Leslie J. Schreyer, as Trustee under the Trust Agreement dated December 23, 1989 for the benefit of the issue of Jonathan D. Sackler, Piton Capital Partners LLC and M3C Holdings LLC.*

(g)	None.

(h)	None.

* Previously filed.